

November 27, 2024

Sandstorm Gold Royalties Provides Updates on Producing and Key Development Assets

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide various developments within its diversified stream and royalty portfolio (dollar figures in USD unless otherwise indicated).

Robertson Receives Approval of Key Environmental Permit

On November 15th, the U.S. Bureau of Land Management filed a positive Record of Decision for the Robertson mine, following publication of the project's Final Environmental Impact Statement ("EIS") and public review period. The Record of Decision is the last major Federal permit under the National Environmental Protection Act of 1969 ("NEPA"). Robertson is owned by Nevada Gold Mines ("NGM"), a joint venture between Barrick Gold Corp. and Newmont Corporation, and is located at the north end of Nevada's Cortez District. The project is less than 10 kilometres east of the Pipeline and Cortez Mine Complex, a well-known mining district that hosts NGM gold production from the operating Pipeline, Cortez, and Goldrush mines. Robertson is planned as an open-pit, heap leach operation that will utilize certain infrastructure and facilities at the Pipeline and Cortez Mine Complex. NGM most recently estimated first production at Robertson in 2027, subject to permitting, and feasibility work remains ongoing. For more information about the Robertson mine visit www.barrick.com. For information regarding the Record of Decision, visit the U.S. Bureau of Land Management's website at www.blm.gov and refer to the press release dated November 20, 2024.

Sandstorm has a 1.0%–2.25% sliding scale net smelter returns ("NSR") royalty on the Robertson project. At current gold prices, Sandstorm expects the upper-end of the sliding scale would apply to its royalty.

Hod Maden Site Preparation Continues

SSR Mining Inc. ("SSR Mining") reports that engineering studies and site preparation activities continue at its Hod Maden project in Türkiye, as the company continues to advance the project through to a construction decision. In the third quarter of 2024, approximately $10.9 million was spent at Hod

Maden. SSR Mining will provide guidance on the expected 2025 capital spend at Hod Maden with its annual 2025 guidance. For more information, visit www.ssrmining.com and refer to the press release dated November 6, 2024.

Sandstorm holds a 2.0% NSR royalty and a 20% gold stream on the Hod Maden project. Under the terms of the Hod Maden gold stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold.

Underground Development Commences at Hugo North Extension; Additional High-Grade Intercepts Released

Entrée Resources Ltd. ("Entrée") announced the commencement of underground development work at Oyu Tolgoi Lift 1 Panel 1 on the Entrée/Oyu Tolgoi joint venture property in November. This initial phase involves up to 212 metres of lateral development in the southwest corner of the Hugo North Extension ("HNE"), as outlined in the 2024 Oyu Tolgoi Mine Plan, intended to support the development of mine infrastructure. Entrée continues to advance discussions with Rio Tinto and Oyu Tolgoi LLC ("OTLLC") to finalize either (i) the execution and delivery of the existing JV agreement between the parties or, (ii) conversion to an alternative agreement of equivalent economic value to govern their relationship during the development and mining stages of the Entrée/Oyu Tolgoi joint venture property. Entrée, Rio Tinto and OTLLC have identified a potential pathway forward, with corresponding definitive agreements subject to the approval of the entire OTLLC board.

Entrée also released additional results from the 2023 drilling program at HNE, which includes both infill and extension holes from surface and underground. In addition to confirming long, high-grade intervals within the existing Hugo North Lift 2 block cave footprint, drill hole EGD 174 was terminated in mineralization at a depth of 1,800 metres, highlighting that the deposit remains open at depth with continuity for deeper potential lifts at Oyu Tolgoi. At depths, the Hugo North deposit dips to the northwest with an increasing proportion located on the Entrée/Oyu Tolgoi joint venture ground. Underground geotechnical holes UGD 807A, UGD 807B, and UGD 808 confirmed continuity of mineralization outside the potential Hugo North Lift 2 footprint.

Highlights from the surface drill results include:

- EGD 174: 448 metres grading 1.31% copper, including:
    - 172 metres grading 1.58% copper.
- EGD 177[1]: 143 metres grading 1.09% copper, including:
    - 51 metres grading 1.75% copper.

Highlights from the underground drill results include:

- UGD 805B: 177.3 metres grading 1.79% copper.
- UGD 808: 613.6 metres grading 0.69% copper, including:

- — 214 metres grading 1.04% copper.
- UGD 813: 56 metres grading 1.45% copper.
- UGD 814: 138 metres grading 1.92% copper.

During 2024, drilling has continued at HNE with all holes targeting the potential Lift 2 mineralized footprint. As of October 31, 2024, OTLLC had advised Entrée that approximately 5,287 metres of underground drilling in 23 diamond drill holes and 2,476 metres of surface drilling in four diamond drill holes had been completed. Entrée will report on the drill results once they have been received and reviewed.

For more information, including full details of the drill results, visit www.entreeresourcesltd.com and refer to the press releases dated October 29 and November 4, 2024. Sandstorm has a copper and precious metal stream with Entrée on the HNE whereby the Company has the right to purchase 0.42% of the copper, 5.62% of gold, and 4.26% of silver produced for ongoing cash payments of $0.50 per pound of copper, $220 per ounce of gold, and $5 per ounce of silver.

Equinox Gold to Restart Mining at Aurizona Piaba Pit; Expansion Plans Ongoing

Equinox Gold Corp. ("Equinox Gold") expects to resume mining at its Aurizona Piaba pit in the fourth quarter of 2024, following remediation from a geotechnical event caused by persistent heavy rains earlier in the year. Mining has been paused at Piaba since March 2024, while ore feed at Aurizona has relied on existing stockpiles and mining from the Tatajuba open pit. A revised mine plan incorporating the Tatajuba, Boa Esperança, and Piaba pits has been prepared, and Equinox Gold has concluded that the geotechnical event does not have a significant negative impact on the long-term economic performance of Aurizona.

Despite weather challenges, exploration activities in 2024 have included over 6,500 metres of regional drilling at Aurizona, focused on high potential targets. In the first nine months of 2024, nearly 3,500 metres of drilling has focused on resource delineation of the western extension of the Tatajuba deposit.

Expansion plans at Aurizona aim to extend the mine life beyond 10 years and increase annual gold production through the development of an underground mine that would operate concurrently with the open pits. Engineering studies for the underground mine beneath the Piaba pit are ongoing, with efforts focused on refining ventilation systems, access layouts, and ore extraction plans. Construction of a portal and underground decline is expected to begin in 2025, enabling underground drilling and bulk sampling and ultimately supporting production operations.

For more information, visit www.equinoxgold.com and refer to the company's 2024 third quarter Management Discussion & Analysis. Sandstorm has a sliding scale NSR royalty on the Aurizona mine, including the Piaba, Tatajuba, and Boa Esperança pits. When gold prices are above $2,000 per ounce, Sandstorm's royalty is a 5% NSR.

Chapada Optimization Plan Improves Project Cash Flows

Following optimization efforts at Lundin Mining Corporation's ("Lundin Mining") Chapada mine in Brazil, mining costs have decreased by 46% compared to 2022. In addition to improved haulage cycle times, fleet availability, and blasting fragmentation, the stockpile feed levels were also optimized. A redesigned mining plan was implemented with a lower annual stripping requirement, reducing annual mining rates by 30 million tonnes.

These changes are expected to streamline operations while maintaining output, further improving free cash flow generated from the mine. Lundin Mining is concluding a scoping study on the Sauva deposit, and an updated technical report for the Chapada mine is expected to be filed in 2025.

For more information, visit www.lundinmining.com and refer to Lundin Mining's conference call held on November 7, 2024, discussing the company's 2024 third quarter financial results. Sandstorm holds a copper stream on the Chapada mine, whereby Sandstorm has agreed to purchased, for ongoing per pound cash payments equal to 30% of the spot price of copper, 4.2% of the copper produced up to maximum of 3.9 million pounds ("Mlbs") annually until 39 Mlbs are delivered, then 3.0% of the copper until 50 Mlbs are delivered; then 1.5% of the copper for the life of mine.

Updated PEA for High-Grade Coringa Gold Project

Serabi Gold plc ("Serabi") has published an updated Preliminary Economic Assessment ("PEA") for the Coringa gold project in Brazil, highlighting significant improvements compared to the 2019 study. Annual production is estimated at 28 thousand ounces ("koz") in 2025 then averaging 36 koz per year between 2026 and 2031 with an 11-year mine life until 2034. The updated PEA reflects an updated Mineral Resource Inventory at Coringa that includes Measured & Indicated Resources of 795 thousand tonnes ("kt") at 7.03 grams per tonne ("g/t") gold containing 179 koz gold and Inferred Resources are 1.45 million tonnes ("Mt") at 5.81 g/t gold containing 271 koz gold. The mine plan utilizes 81% of the total Measured & Indicated Resource inventory and 89% of Inferred Resources (3.16 g/t cut-off). The Coringa project has been in production since July 2022 as an underground operation using open stoping mining methods. Processing of Coringa ore is undertaken at Serabi's Palito Complex, utilizing existing process plant capacity.

For more information, visit www.serabigold.com and refer to the press release dated October 21, 2024. Sandstorm holds a 2.5% NSR royalty on the Coringa project.

Notes

1. Drill hole EGD177 is the upper portion of "daughter" drill hole EGD177A, which was previously reported by Entrée Resources Ltd. on July 18, 2024.

Qualified Person

Imola Götz (M.Sc., P.Eng, F.E.C.), Sandstorm's Vice President, Mining & Engineering is a Qualified Person as defined by Canadian National Instrument 43-101. Ms. Götz has reviewed and approved the scientific and technical information in this news release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson
President & CEO

604 689 0234

Mark Klausen
Corporate Communications

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2023 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.